Exhibit 99.2

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 CORPORACIÓN AMÉRICA AIRPORTS S.A. 128, Boulevard de la Pétrusse, L-2330, Luxembourg R.C.S Luxembourg: B 174140 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints carolina Rodríguez and Andrés Zenarruza as proxies, each with full power of substitution, to represent and vote as designated on the reverse side, all the common shares of corporación América Airports S.A. held of record by the undersigned on April 21, 2023, at the Annual General Meeting of Shareholders to be held at the company's headquarters located at 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg, on May 23, 2023, or any adjournment or postponement thereof. (Continued and to be signed on the reverse side) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CORPORACIÓN AMÉRICA AIRPORTS S.A. May 23, 2023 IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS: The convening Notice and proxy card are available at: http://investors.corporacionamericaairports.com/Annual-Meeting MAIL: Please sign, date and mail your vote authorization form in the envelope provided as soon as possible. IN PERSON: You may vote your shares in person by attending the Annual General Meeting. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE LISTED PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030333333333300100 7 052323 GO GREEN e-consent makes it easy to go paperless. With e-consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. The undersigned acknowledges receipt from the company before the execution of this proxy of the convening notice, the company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2022, the management report and independent auditor’s (cabinet de révision agréé) report for the financial year ended December 31, 2022. 1. Approval of the company’s annual accounts, consolidated financial statements, the management report, and acknowledgment of the independent auditor (cabinet de révision agréé)’s report for the financial year ended December 31, 2022. 2. Allocation of results for the financial year ended December 31, 2022. 3. Discharge (quitus) of the members of the board of directors for the exercise of their mandate for the financial year ended December 31, 2022. 4. Appointment of the new members of the board of directors for a 3 (three) years term. 5. Authorization of the remuneration of the members of the board of directors. 6. Approval of the renewal and amendment of the board of directors’ compensa-tion policy. 7. Appointment of the independent auditor (cabinet de révision agréé) for the finan-cial year ending on December 31, 2023. 8. Renewal of the authorized share capital. 9. Amendment of the number of executive committee (comité de direction) mem-bers. 10. Amendment to the signatory powers in respect of the daily management. 11. Amendment of the term “chairman” to “chairperson” in the articles of associa-tion. FOR AGAINST ABSTAIN MARK “X” HERE IF YOU PLAN TO PARTIcIPATE AT THE MEETING. (Option available until 06:00 a.m. Luxembourg time on May 18, 2023)